EXHIBIT 99.4 Appendix 3D Changes relating to buy-back Rule 3.8A Appendix 3D Changes relating to buy-back (except minimum holding buy-back) Information and documents given to ASX become ASX’s property and may be made public. Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001. Name of entity ABN Rio Tinto Limited (RTL) 96 004 458 404 We (the entity) give ASX the following information. 1 Date that an Appendix 3C or the last 9 May 2019 (Appendix 3D) Appendix 3D was given to ASX Information about the change Complete each item for which there has been a change and items 9 and 10. Column 1 Column 2 (Details announced to market in (Details of change to buy-back Appendix 3C or last Appendix proposals) 3D) On-market buy-back 2 Name of broker who will act on the company’s behalf 3 Deleted 30/9/2001. + See chapter 19 for defined terms. Appendix 3D Page 1 23/04/2013

Appendix 3D Changes relating to buy-back Column 1 Column 2 (Details announced to market in (Details of change to buy-back Appendix 3C or last Appendix proposals) 3D) 4 If the company intends to buy back Under the shareholder authority Under the shareholder authority a maximum number of shares - that granted at the Annual General granted at the Annual General number Meeting held on 9 May 2019, in Meeting held on 7 May 2020, in Note: This requires a figure to be included, not a the period until (and including) the period until (and including) percentage. The reference to a maximum number the date of the RTL 2020 the date of the RTL 2021 is to the total number including shares already Annual General Meeting or 8 Annual General Meeting or 6 bought back and shares remaining to be bought back. If the total has not changed, the item does May 2020 (whichever is the May 2021 (whichever is the not need to be completed. later), or, if earlier, the date on later), or, if earlier, the date on which shareholders next give which shareholders next give approval to buy-backs by RTL approval to buy-backs by RTL of fully paid ordinary shares, the of fully paid ordinary shares, the aggregate of the shares bought aggregate of the shares bought back under that authority on- back under that authority on- market, together with the market, together with the number of shares bought back number of shares bought back under that authority under any under that authority under any off market buy-back tenders will off market buy-back tenders will not exceed 55.6 million shares. not exceed 55.6 million shares. 5 If the company intends to buy back See Item 4. See Item 4. a maximum number of shares - the number remaining to be bought back 6 If the company intends to buy-back See Item 4. See Item 4. shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention 7 If the company intends to buy back shares if conditions are met - those conditions + See chapter 19 for defined terms. Appendix 3D Page 2 23/04/2013

Appendix 3D Changes relating to buy-back All buy-backs 8 Any other change At the 2019 Annual General At the 2020 Annual General Meeting held on 9 May 2019, Meeting held on 7 May 2020, RTL RTL shareholders renewed the shareholders renewed the authority authority to buy back shares to buy back shares under off market under off market buy-back buy-back tenders (up to the limit tenders (up to the limit described in Item 4). described in Item 4). 9 Reason for change To refresh the shareholder authorities previously granted in 2019. For further detail, see the Explanatory Notes lodged with the ASX on 10 March 2020 for the RTL Annual General Meeting held on 7 May 2020. 10 Any other information material See the Explanatory Notes lodged with the ASX on 10 March 2020 for to a shareholder’s decision the RTL Annual General Meeting held on 7 May 2020. whether to accept the offer (eg, details of any proposed takeover bid) Compliance statement 1. The company is in compliance with all Corporations Act requirements relevant to this buy-back. 2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form. Sign here: ........................................................ Date: 7 May 2020 Company Secretary Print name: Tim Paine + See chapter 19 for defined terms. Appendix 3D Page 3 23/04/2013